EXHIBIT 2

April 19, 2004



Plains Resources Inc.
700 Milam Street, Suite 2100
Houston, TX 77002
Attn: The Special Committee of the Board of Directors


Dear Sirs:

We have read the letter dated April 15, 2004 from a representative of the $16.75 Transaction to the Special Committee.

It is clear to us from this letter that our competitor is attempting to divert the Special Committee's attention from the real issue at hand. The Special Committee's role is not to determine which proposal's debt will be rated higher by the rating agencies, but rather which of the two proposals delivers greater value to shareholders.

If the $16.75 Transaction B1 rated debt were rated Aaa for that matter, shareholders would still only receive $16.75 per share from the management-led going private transaction.

The Leucadia Transaction offers materially greater value than the $16.75 Transaction. This is perhaps best and most objectively demonstrated by the trading history of PLX since the date of our revised proposal to the company. PLX stock has traded millions of shares in a tight trading range at an average of $18.06 per share from the date of our revised proposal until today, despite the efforts of representatives of the $16.75 Transaction to talk down the stock with press releases, 13Ds, and one-on-one calls with the larger shareholders of PLX.

As you know, the recent buyers of PLX are primarily risk arbitrageurs who are extremely sophisticated in evaluating various forms of merger consideration, and assessing tax considerations and transaction probability. They and the other shareholders of PLX have and continue to express their interest in the Leucadia Transaction through their ownership and continued purchases of PLX stock at current levels.

We believe the stock continues to trade at a discount to the Leucadia Transaction value because the market appropriately assigns a discount to our transaction as a result of the Special Committee's so-far unwillingness to meet with us and/or respond to our proposal, and as a result of the time value of money. If the Special Committee would meet with us so that we would have an opportunity to address, face-to-face, any and all tax and other issues that you or your advisors may have, we expect that this discount would quickly vanish and we could reduce the time to transaction consummation.


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April 19, 2004
Plains Resources Inc.
Attn: The Special Committee of the Board of Directors
Page 2 of 4

Nearly all of the potential concerns raised in our competitor's April 15th letter concern tax issues, some of which involve considerable complexity. Based on careful and thorough tax analysis and the advice of our counsel, we remain comfortable that there are no tax implications that will impair our ability to consummate a transaction in a timely fashion, or that will impair the value of our consideration as alleged by our competitor.

We believe that any tax issues are best addressed directly between our respective tax counsels. As we have reiterated before and in our letter of April 13, 2004, we stand ready to meet with you at the time and place of your convenience to address any and all concerns.

To address one glaring misstatement in our competitor's letter, the Preferred stock is not "capped" in any way. Preferred shareholders will receive 100% of the then-current distributions on PAA Units plus an additional $0.52 per annum with no limit. The preferred does have a liquidation preference of $37.00 per share, which does not in any way cap the upside of this instrument, but does provide some downside protection to the holder.

In order to be responsive to concerns that our transaction might somehow hurt PAA's credit rating, we engaged Moody's to evaluate the Notes and determine whether in fact the Leucadia Transaction would have a more negative affect on PAA than the $16.75 Transaction as alleged by our competitor.

We do not control the timing of Moody's evaluation. When Moody's evaluation is finalized, we will make Moody's conclusions public and representatives of Moody's will be available to share their findings directly with the Special Committee and its advisors.

We were aware of rating agency concerns with ownership structures of general partnership interests of MLPs at the time of the formation of our revised proposal. We were careful, therefore, in designing our revised proposal to be extremely sensitive to any rating concerns we might create at PAA as a result of the transaction.

In Moody's published overview of credit considerations for MLP's, it noted that:

           Setting the distribution level is one of the critical decisions that the GP helps to make. A financially strong sponsor with other healthy businesses is less likely to seek higher distributions when it may be more prudent to reinvest in the MLP's business or to increase its cash reserves. On the other hand, a sponsor that either has no other cash-generating business or has other businesses that have large cash demands could pressure the MLP to increase distributions unduly. ["Credit Considerations for Rating Pipeline/Midstream MLPs," Moody's Investors Service, March 2000, p.6.]

Leucadia National Corporation is an extremely strong financial sponsor that owns other healthy businesses. This investment will represent only a modest portion of Leucadia's assets, which are highly diversified in insurance, telecom, real estate, manufacturing, agriculture, and other industries. Leucadia has over $1.2 billion in cash and marketable securities and is rated Ba1 by Moody's, and investment grade by S&P, and Fitch. It also has a superb long-term track record for its equity and debt investors.


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April 19, 2004
Plains Resources Inc.
Attn: The Special Committee of the Board of Directors
Page 3 of 4

Leucadia will own 44% of the GP and through PLX will have only one out of seven board seats of the GP. Leucadia, therefore, will not by itself be able to dictate the level of distributions on PAA Units. Despite our minority ownership, we will make our substantial transaction resources, expertise, and financial wherewithal available to the GP of PAA.

Because of the match-funded nature of the Notes and the Preferred, PLX will not undergo credit stress in the event of a decline in the PAA distribution rate. Our instruments will not have debt service coverage ratio tests and/or other covenants that would trigger a default at PLX, even if PAA business considerations required a reduction in the distributions of PAA. Also, in our Transaction, PLX will not be at risk to increases in interest rates, unlike the $16.75 Transaction financing which is LIBOR or prime indexed.

As a publicly traded NYSE listed entity, Leucadia will afford PLX Note and Preferred holders substantial transparency into the ownership and operations of PLX. In addition, PLX will remain a registered SEC filing subsidiary of Leucadia.

All of the above factors substantially improve the credit profile and transparency of our transaction versus the $16.75 Transaction.

By comparison, the $16.75 Transaction group will have control over PAA's distribution rate, and its leverage levels. This is due to the fact that Mr. Flores and Mr. Raymond, through Sable Investments, control 20% of the GP of PAA and have one designated board seat, and the fact that the majority owners of the GP have the right to elect two directors. Thus, if the $16.75 Transaction were to close, the $16.75 Transaction group would own 64% of the GP and with PLX have the right to appoint four of seven directors of PAA's GP.

In addition, the $16.75 Transaction bank financing is short-term (due in 2010 versus 2024 in our transaction), and the operating principals of the $16.75 Group are highly dependent on distributions from PAA in order to meet their short-term bank debt obligations and their bank covenants, and to protect their substantial personal equity investment in PLX.

We note that our competitor has not disclosed the principal covenants of its bank financing so it is difficult to specifically address particular covenant risks of their financing post closing. However, the merger proxy filed by the company notes that the Vulcan financing specifies that at closing, the Vulcan Merger Subsidiary (i.e., PLX at closing), must have minimum consolidated EBITDA on a trailing four quarter basis of $29.0 million, and a maximum leverage ratio on a trailing four quarter basis of 5.75 times. Already, the $16.75 Transaction bank financing has caused PAA's GP to lose the flexibility to reduce distributions at PAA. One would reasonably expect these bank covenants would continue in substantially similar form on a going forward basis.


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April 19, 2004
Plains Resources Inc.
Attn: The Special Committee of the Board of Directors
Page 4 of 4

As a result, in the event of even a 20% decline in PAA's distribution rate, the $16.75 Transaction would likely incur an event of a default under these covenants. By comparison, the structure of the Leucadia Transaction Notes and Preferred substantially immunize our transaction from the risk of default, even if PAA's distribution rate is lowered materially by PAA's GP. As a result, the Leucadia Transaction allows the GP of PAA to do what it is in the best interest of PAA and its debt holders, without our being unduly concerned with the distribution rate at PAA, which we will not dictate in any event.

Our goal, therefore, is not to achieve the highest credit rating for the Leucadia Transaction consideration, but rather to achieve the highest Transaction value to PLX shareholders without a more negative affect (and hopefully a relative positive impact) on PAA when compared with the $16.75 Transaction.

We again reiterate our desire to meet with you as soon as possible.

Respectfully,

/s/ Ian M. Cumming

Ian M. Cumming



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